Commission File Number 001-31914

EXHIBIT 99.1

Announcement on the Resolution of the Thirtieth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The thirtieth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 17 in Beijing. The directors were notified of the Meeting by way of a written notice dated October 11, 2023. Out of the Company’s eight directors, seven directors attended the Meeting. The following directors attended the Meeting in person, including Li Mingguang, executive director of the Company, and Wang Junhui and Zhuo Meijuan, non-executive directors of the Company. Lam Chi Kuen, Zhai Haitao, Huang Yiping and Chen Jie, independent directors of the Company, attended the Meeting by way of video conference. Bai Tao, chairman and executive director of the Company, was on leave for business and authorized in writing, Li Mingguang, executive director of the Company, to act on his behalf, cast the vote for him and preside over the Meeting. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by executive director Mr. Li Mingguang. The directors who attended the Meeting unanimously passed the following resolution after sufficient review and discussion:

1.	The Proposal regarding Post-Investment Matters of Zhongcheng Project

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

October 17, 2023